Evanston Alternative Opportunities Fund

Exhibit to Item 77K

Changes in Accountants


Evanston Alternative Opportunities Fund (the "Fund") engaged Deloitte & Touche LLP ("D&T") as the independent registered public accounting firm for the fiscal year ending March 31, 2018. D&T replaces Ernst & Young LLP ("EY"), the Fund's previous independent registered public accounting firm. The change in accountants was approved by the Fund's Audit Committee of the Board on June 21, 2017. During the periods that EY served as the Fund's independent registered public accounting firm through March 31, 2017, EY's audit reports contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principle. There were no disagreements between the Fund and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.